Exhibit d.4

[Form of Notice to Stockholders]

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

525 UNIVERSITY AVENUE, SUITE 700

PALO ALTO, CA 94301

March 24, 2006

Dear Stockholder:

On behalf of the Board of Directors of Hercules Technology Growth Capital, Inc., Inc. (the “Company”), we are pleased to provide details on the Company’s recently announced Common Stock Rights Offer. We feel that this Offer will provide our stockholders with an opportunity to purchase additional Shares of the Company at a discount to market and to maintain their current ownership interest in the Company. The new shares are being offered at a Subscription Price, which will be equal to 95% of the volume-weighted average of the sales prices of the Company’s common shares on the ten days ending on the date of the expiration of the Offer. The Estimated Subscription Price is $11.08 per share. In connection with the Offer, your attention is directed to the following:

•	Issuance of Rights: Stockholders will receive one transferable Right for each three shares of Common Stock of the Company held on the Record Date, March 24, 2006. The Company will not issue fractional rights; in the event that a Stockholder holds a number of shares that is not an integral multiple of three, the number of rights issued will be rounded up to the next whole right.

•	Transferability of Rights: Rights will be admitted for trading on the Nasdaq National Market, under the symbol HTGCR, and may be purchased through normal brokerage channels through April 12, 2006 (the last business day before the Expiration Date), or sold through normal brokerage channels or through the Subscription Agent through April 12, 2006, as described more fully in the Prospectus.

•	Primary Subscription: One Right will entitle the holder to acquire one Share of the Company’s Common Stock at the Subscription Price to be determined on the Expiration Date.

•	Over-Subscription Privilege: Rights holders who fully exercise all of their Rights are entitled to subscribe at the Subscription Price for Shares that were not otherwise subscribed for during the Basic Subscription. However, over-subscribed shares will be allocated first to record date stockholders and then to rights holders who purchased rights during the subscription period if such over-subscriptions exceed the number of Shares available, the Shares available will be allocated on a pro-rata basis to those who over-subscribe, as more fully described in the Prospectus.

•	Expiration of the Offer: The Expiration Date of the Offer is 5:00 p.m., Eastern time, on April 13, 2006, unless extended by the Company. Rights not exercised or sold prior to the Expiration Date will expire and become worthless.

•	Payment for Shares: Payment (which will be the Estimated Subscription Price ($11.08 per Share) multiplied by the number of Shares subscribed for) for Shares purchased under both the Primary Subscription and Over-Subscription must be received by the Expiration Date by submitting payment and a completed subscription certificate to the Subscription Agent or by having an Eligible Guarantor Institution send a notice of guaranteed delivery guaranteeing payment to the Subscription Agent. You should note that the amount payable for the Shares subscribed pursuant to the Subscription Certificate may be more than the Estimated Subscription Price and thus additional amounts in respect of the Subscription Price may be payable following the Expiration Date.

The enclosed Prospectus describes the Rights and the procedures to follow if you choose to exercise or sell your Rights. Please read the Prospectus and other enclosed materials carefully. Since your shares of the Company are held in the name of your broker or other nominee, such broker or nominee has received your transferable Rights. As such, you should contact your broker or other nominee if you wish to participate in the Offer. It is imperative for stockholders to take action in connection with this Offer. Please inform your broker or other nominee whether you wish to (a) subscribe for additional Shares or (b) sell your Rights. Stockholders who do not exercise their Rights should take steps to sell them in order to avoid losing the market value, if any, represented by the Rights. If you have questions relating to the Offer, or wish to acquire additional copies of the Prospectus or other materials, please contact The Altman Group, the Information Agent, at (800) 884-4590.

We are pleased to offer you this opportunity and hope that you will consider a further investment in the Company.

Sincerely,

Manuel A. Henriquez
Chief Executive Officer